Exhibit 99.3

Redacted Version

FOURTH AMENDING AGREEMENT

Note Purchase Agreement dated May 31, 2007

Series C Senior Guaranteed Notes

THIS FOURTH AMENDING AGREEMENT dated as of November 7, 2018 (this “Agreement”) to the Note Purchase Agreement dated as of May 31, 2007 among Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.) (the “Company”) and the Purchasers listed in Schedule A attached thereto as holders (the “holders”) of the outstanding senior guaranteed notes (the “Notes”) of the Company issued thereunder, as amended by the First Amending Agreement dated December 2, 2010, the Limited Waiver, Amendment and Retention of Rights Acknowledgement Agreement dated August 15, 2014, the Second Amending Agreement dated May 22, 2015 and the Third Amending Agreement dated August 23, 2017 (as so amended, the “Note Agreement”).

RECITALS:

The Company and the holders wish to effect certain amendments to the Note Agreement, to take effect on the Effective Date.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article 3 hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1    Defined Terms. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Note Agreement.

1.2    Sections. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3    Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE 2

AMENDMENT TO NOTE AGREEMENT

2.1    Section 10.6(b) of the Note Agreement is deleted in its entirety and replaced with the following:

(b)    Senior Debt: The Company will not permit Consolidated Senior Debt as at the end of any fiscal quarter of the Company to exceed:

(i)	during the period beginning December 31, 2018 and ending on March 31, 2019, 375% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter;

(ii)	during the period beginning April 1, 2019 and ending on June 30, 2019, 325% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter; and

(iii)

at any time thereafter, 300% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Company after the completion of the applicable Material Acquisition, the Company will not permit Consolidated Senior Debt to exceed 350% of Consolidated EBITDA so long as the Company would have continued to comply with the 300% threshold set out above as though such Material Acquisition had not been made during such period, and the Company provides evidence of such compliance in its compliance certificate delivered pursuant to Section 7.2(a) relating to each applicable fiscal quarter.

If at the end of any fiscal quarter of the Company from December 31, 2018 up to and including March 31, 2019 Consolidated Senior Debt exceeds 350% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, the Borrower agrees to pay to each holder a one-time additional fee of 25 basis points on the aggregate principal amount of the Notes held by such holder at the end of such fiscal quarter within 10 Business Days after delivery of its compliance certificate delivered pursuant to Section 7.2(a), or, if the Company has not delivered a compliance certificate as required by the terms hereof, within 10 Business Days after the time in which such Compliance Certificate was required to be provided in accordance with the requirements hereof. For certainty if, at the end of the applicable fiscal quarter, the Company exceeds 375% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, the Company acknowledges and agrees that the payment of such one-time fee to the holders does not constitute a waiver by any holder of the resulting Event of Default by the Company and that such fee shall be in addition to any increased interest payable at any applicable Default Rate and any other amount due in connection with an Event of Default.

ARTICLE 3

CONDITIONS PRECEDENT

3.1    Conditions Precedent. This Agreement shall be effective on the date hereof (the “Effective Date”), provided that all of the following conditions have been met:

(a)	this Agreement shall have been executed and delivered by the Company and the Required Holders;

(b)	the Consent and Acknowledgement of Guarantors substantially in the form attached hereto shall have been executed and delivered by each Subsidiary Guarantor;

(c)

an amendment to each of the other note purchase agreements to which the Company is a party, in each case giving effect to an equivalent change as provided herein, shall have become effective prior to the date of this Agreement or concurrently herewith;

(d)	the fees and expenses of special counsel for the Noteholders in respect of this Amendment shall have been paid by the Company;

(e)	representations and warranties contained in Article 4 of this Agreement shall be true on and as of the Effective Date; and

(f)

all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the holders, and the holders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request.

2

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1    Representations, Warranties. To induce the holders to execute and deliver this Agreement, the Company represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)	this Agreement and Acknowledgement of Guarantors attached hereto have been duly authorized, executed and delivered by each party thereto other than the holders;

(b)	the Note Agreement, as amended by this Agreement, and each Note constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

(c)

the execution, delivery and performance of this Agreement (i) are within the corporate powers of the Company; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by-laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which it or its Subsidiaries is a party or by which it or any of its Subsidiaries’ properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (f); and

(g)	no Default or Event of Default has occurred and is continuing or existed immediately prior to the date of this Agreement or the Effective Date, or will exist immediately after.

ARTICLE 5

MISCELLANEOUS

5.1    Agreement Part of Note Agreement. This Agreement shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Note Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

5.2    Notices. Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Amendment without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

5.3    Counterparts. This Agreement may be executed in any number of counterparts, and by facsimile and pdf, all of which together shall constitute one instrument.

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3

IN WITNESS WHEREOF the undersigned has caused this Agreement to be executed as of the day and year first above written.

OBSIDIAN ENERGY LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

By:	(signed) “Andrew Sweerts”
Name:	Andrew Sweerts
Title:	Vice President Business Development & Commercial

Signature Page to Fourth Amending Agreement

(May 31, 2007 Note Purchase Agreement)

Accepted and agreed as of the date thereof.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	(signed) [Name Redacted]
Vice President

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

By: PGIM, Inc., as Investment Manager

By:	(signed) [Name Redacted]
Vice President

PRUDENTIAL ARIZONA REINSURANCE TERM COMPANY

By: PGIM, Inc., as Investment Manager

By:	(signed) [Name Redacted]
Vice President

Signature Page to Fourth Amending Agreement

(May 31, 2007 Note Purchase Agreement)

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(Fourth Amending Agreement to May 31, 2007 Note Purchase Agreement)

The undersigned Guarantors hereby consent to the terms of the above Agreement and the transactions contemplated thereby and confirm that the guarantees and other security documents granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guaranteed Obligations” guaranteed by the undersigned pursuant to the respective guarantees executed by each of the undersigned include, without limitation, all obligations of the Company to the holders of Notes under the Note Agreement as so amended, and all Notes now outstanding or hereafter issued under the Note Agreement. For certainty, each reference to “Note Purchase Agreement” in each such guarantee executed by the undersigned shall include the Note Agreement as defined in this Agreement, as amended by this Agreement, and as hereafter further amended, further restated, or supplemented, modified or replaced from time to time.

Dated as of ______________, 2018.

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, Obsidian Energy Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, Penn West PROP Holdco Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

Signature Page to Consent and Acknowledgement of Guarantors

for Fourth Amending Agreement

(May 31, 2007 Note Purchase Agreement)

PENN WEST SANDHILL CRANE LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

PENN WEST NORTHERN HARRIER PARTNERSHIP, by its managing partner, Penn West Sandhill Crane Ltd.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

Signature Page to Consent and Acknowledgement of Guarantors

for Fourth Amending Agreement

(May 31, 2007 Note Purchase Agreement)